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Exhibit 99.1

FIRST AMENDMENT TO THE
CH2M HILL RETIREMENT AND TAX-DEFERRED SAVINGS PLAN
(As Amended and Restated Effective January 1, 2008)

        1.    Plan Sponsor.    CH2M HILL Companies, Inc.

        2.    Amendment of Plan.    Pursuant to the authority granted in Section 15.2 of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the "Plan"), the Chief Financial Officer wishes to amend the Plan as requested by the Internal Revenue Service for the purpose of obtaining a favorable determination letter and to make other desirable changes to the Plan.

  A.
  Effective December 31, 2009, Section 1.20 of the Plan is hereby amended by adding a new subsection (e) to read as follows:

  (e)
  effective December 31, 2009, any Employee who receives earned income from the Employer that constitutes income from sources within the United States but who regularly commutes from the Employee's principal residence located in Canada.

  B.
  Effective June 1, 2009, the last sentence of Section 6.3(b)(2) of the Plan is hereby amended to read as follows:

  (2)
  In-kind distributions of Employer Stock may be in whole and fractional shares.

  C.
  Effective June 1, 2009, Section 6.3(b)(3) of the Plan is hereby amended to read in its entirety as follows:

  (3)
  If the articles of incorporation, charter or bylaws of the Employer restrict ownership of substantially all of the outstanding Employer Stock to Employees and the Trust, the Participant may not receive a distribution of Employer Stock or, if the Participant receives a distribution of Employer Stock, such Employer Stock shall be subject to the requirement that it be resold to the Employer no later than the trade date coincident with or next following the one-year anniversary of the date the Participant's Account was distributed. Such Employer Stock shall be resold to the Employer pursuant to procedures established by the Administrator.

  D.
  Effective January 1, 2002, Section 14.1(b) of the Plan is hereby amended in its entirety to read as follows:

  (b)
  Key Employee means any Employee or former Employee (including a deceased Employee) who, at any time during the Plan Year that includes the Determination Date, was (1) an officer of the Employer having Section 415 Compensation greater than $130,000 (as may be adjusted under Code Section 416(i)(1)); (2) a 5% owner of the Employer; or (3) a 1% owner of the Employer having Section 415 Compensation from the Employer of more than $150,000 without application of the Code Section 401(a)(17) limitation. The determination of who is a Key Employee shall be made in accordance with Code Section 416(i)(1) and related Regulations.

        3.    Effective Date.    This Amendment shall be effective as provided in each subsection 2A through 2D above.

        4.    Terms and Conditions of Plan.    Except for the above Amendment, all terms and conditions of the Plan are unamended and shall remain in full force and effect.

By:	/s/ CATHERINE SANTEE Catherine Santee, Chief Financial Officer
Date:	12/17/09

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  Exhibit 99.1
FIRST AMENDMENT TO THE CH2M HILL RETIREMENT AND TAX-DEFERRED SAVINGS PLAN (As Amended and Restated Effective January 1, 2008)